CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770
Email: cclysiak@qwest.net

July 14, 2005

Ms. Peggy Fisher, Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   Amecs, Inc. - Form SB-2
         SEC File No. 333-123087

Dear Ms. Fisher:

In response to comment nos. 2 and 4 of your letter of comments dated June 17, 2005 and our telephone conversation this morning, please be advised as follows:

In December 2004, Mr. Gavriline, the Company's sole officer, director and founder, purchased 5,000,000 shares of common stock of AMECS, INC. (the "Company") in consideration of $0.00001 per share (par value). Mr. Gavriline became the sole shareholder of the Company and is currently the sole shareholder of the Company. The shares were purchased by Mr. Gavriline in his capacity as a shareholder of the Company. The shares were not issued to Mr. Gavriline in connection with his employment. If Mr. Gavriline resigned as an officer and director tomorrow, he would continue to own the shares.

Further, at the time the shares were issued to Mr. Gavriline, the Company had no assets and its shares were not traded anywhere. Accordingly there was not market for the shares. Today, there is no market for the shares.

The price of the shares to the public was arbitrarily determined in order for the Company to raise a minimum of $100,000 and a maximum of $200,000 in the offering. The offering price bears no relationship whatsoever to the Company's assets, earnings, book value or other criteria of value. Mr. Gavriline decided he wanted to own not less than 70% of the outstanding shares of the Company after the offering was completed. Also, Mr. Gavriline was unwilling to pay more than par value, or $0.00001 per share or a total of $50 for 5,000,000 shares of common stock. Finally, Mr. Gavriline determined that he believed he could sell the shares at a price of $0.10 per share. Based upon the foregoing, the number of shares to be offered and the price per share was determined entirely by Mr. Gavriline.

Securities and Exchange Commission
RE:   Amecs, Inc.
         Form SB-2
         File No. 333-123087
July 14, 2005

With respect to comment no. 4, the value of the shares when issued to Mr. Gavriline was fair. The Company owned no assets. As such par value may actually be considered to be more than fair. Between December 28, 2004 and March 25, 2005 the only events that occurred was the preparation of the Form SB-2 registration statement. Since that time, the value of the shares would be zero. Again, as disclosed, the offering price of $0.10 was arbitrarily determined by Mr. Gavriline and bears no relationship assets, earnings, book value or other criteria of value.

Based upon the foregoing set of facts, there does not appear to be any law, regulation or accounting standard that requires the difference between what Mr. Gavriline paid for his shares and the public offering price, to be included as compensation to Mr. Gavriline.

Accordingly we believe that the financial statements are correct and no compensation should be recorded.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb